1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6

NOTICE OF ANNUALGENERAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on June 16, 2020 at 10:00 a.m. (Pacific Standard Time)

TELECONFERENCE DIAL IN:

647-723-3984 or 1-866-365-4406 (Canada & US) / Access Code: 8320313#

You are receiving this notice to advise that proxy materials for the above-noted Meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the accompanying Circular and other proxy materials before voting. The Circular and other relevant materials are available at:

www.integraresources.com OR www.sedar.com

Shareholders may obtain, without any charge to them, a paper copy of the Circular and further information on Notice and Access by contacting the Corporation as follows:

E-mail:	TMXEInvestorServices@tmx.com
Telephone:	1-866-600-5869

Requests for paper copies of the Circular (and any other related documents) must be received no later than 12:00 noon (Pacific Standard Time) on Friday, June 5, 2020 in order for Shareholders to receive paper copies of such documents and return their completed proxies by the deadline for submission of 10:00 am (Pacific Standard Time) on Friday, June 12, 2020.

The resolutions to be voted at the meeting are listed below:

1. To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2019, together with the report of the auditor thereon.

2. To elect directors of the Corporation for the ensuing year.

3. To appoint MNP LLP as auditors of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditors.

4. To consider, and if deemed advisable, to pass an ordinary resolution of disinterested Shareholders to approve the Amended Plan, as more fully described in the accompanying Circular.

5. To consider, and if deemed advisable, to pass a special resolution to approve the Continuation of the Corporation to the Province of British Columbia under the Business Corporations Act (British Columbia), as more fully described in the accompanying Circular.

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting via teleconference are requested to complete, sign, date and return the enclosed proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of TSX Trust Company, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 or by fax number: 416-595-9593 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof. Only Shareholders of record on April 30, 2020 are entitled to receive notice of and vote at the Meeting.

Pursuant to Section 185 of the Business Corporations Act (Ontario) (the “OBCA”), a registered Shareholder may dissent in respect of the Continuation Resolution. If the Continuation becomes effective, dissenting Shareholders who have complied with the dissent procedures set forth in the OBCA will be entitled to be paid the fair value of their Shares. A summary of the dissent procedure is set forth in Schedule “C”, and the text of Section 185 of the OBCA is set forth in Schedule “D”, to the Circular. If you fail to comply strictly with the requirements in Section 185 of the OBCA, you may not be able to exercise your right of dissent.

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In light of ongoing concerns related to the spread of COVID-19, and in order to mitigate potential risks to the health and safety of the Corporation’s shareholders, employees, communities and other stakeholders, the Corporation will be holding the Meeting entirely by teleconference. The Corporation is permitted under the OBCA and its by-laws to hold the Meeting by telephonic means. To access the Meeting by teleconference, dial toll free at 647-723-3984 or 1-866-365-4406 (Canada & US) / Access Code: 8320313# . Participants are encouraged to vote on the matters before the Meeting by proxy and join the Meeting via teleconference. Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

DATED at Vancouver, British Columbia this 1st day of May 2020.

Yours sincerely,

George Salamis

President & Chief Executive Officer

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